Exhibit 4.5

2006
ANNUAL INCENTIVE PLAN

Rules relating to Deferred Share Awards
for Participants who are US Taxpayers

Under the Annual Incentive Plan, a portion of any overall award may be made in the form of a Deferred Share Award of Prudential plc shares (“Shares”).

A Deferred Share Award may be awarded to Participants in respect of the portion of an annual incentive award that is above a percentage of salary, specified in the letter notifying the Participant of his/her discretionary Annual Incentive Plan award for a given year, and will represent the element of the bonus awarded above that percentage.

The definitions of terms in these rules are set out in the Appendix.

Calculation
The number of Shares subject to the Deferred Share Award will be calculated using the appropriate percentage of the Participant's salary at the end of the Performance Period, divided by the average of the Share opening and closing prices (by reference to the Daily Official List of the London Stock Exchange) on the three business days commencing on the date of the announcement of the Group's annual results for the relevant Performance Period. Any amounts that need to be converted into dollars or sterling, as the case may be, shall be translated using foreign exchange rates selected by the Plan Committee.

Dividend Equivalents
Shares equivalent to dividends otherwise payable during the Restricted Period will accumulate in the form of additional Deferred Shares up to the Release Date (or, if earlier, the Employment Termination Date). Any fractional Shares will be aggregated and rounded to the nearest whole Share.

Restrictions
The Deferred Share Award is restricted until the Release Date (the "Restricted Period") from the end of the relevant Performance Period, subject to Close Periods.  As soon as practical after the Release Date, the Shares subject to the Deferred Share Award will normally be released to the Participant.  During the Restricted Period (and until release of the underlying Shares), a Participant shall not have any beneficial ownership of the Shares which are the subject of a Deferred Share Award, and accordingly shall not have any right to any dividends or voting rights attaching to the Shares.

The grant of a Deferred Share Award and/or the delivery of Shares upon release is conditional on the Participant agreeing to comply with any arrangements specified by the Company for the payment of taxation and social security contributions (including without limitation the right to sell, on the Participant’s behalf, sufficient Shares to satisfy any taxation or social security contributions (including FICA) liability on his/her part which any member of the Group may be liable to withhold) in respect of the Deferred Share Award.

Following release, the Participant’s sale or transfer of the Shares must be in accordance with all applicable securities laws.

Leavers
In normal circumstances the Shares subject to the Deferred Share Award would be released to the Participant on the expected Release Date. However, if the Participant leaves theGroup before the Release Date (for any reason other than for Cause), the Shares will be released to the Participant as soon as practical after the Employment Termination Date, subject to Close Periods.

Where a Participant has been dismissed for Cause (or is on notice for dismissal for Cause)the Deferred Share Award will lapse automatically.

If the Group determines that the Participant is a “specified employee” within the meaning of Section 409A of the US Internal Revenue Code, and that as a result of such status the release of the Shares subject to the Deferred Share Award in connection with the Participant’s termination of employment would be subject to additional taxation under Section 409A, the Group will delay such release until the earliest permissible date on which such payment may be made without triggering the additional taxation under Section 409A (with such delay not to exceed six months).

Corporate transactions and other events

In the event of the occurrence of any of the following prior to the Release Date:

(a)
any person (either alone or together with any  other person acting in concert with him) obtains Control of the Company as a result of making a general offer to acquire all the Shares (other than those which are already owned by him and/or any person acting in concert with him) and any condition to which the offer is subject has been satisfied;

(b)	any person, having Control of the Company, makes a general offer to acquire the Shares (other than those which are already owned by him and/or any other person acting in concert with him);

(c)	any person becomes bound or entitled to give a notice under sections 428 to 430F of the Companies Act 1985 to acquire compulsorily any Shares;

(d)	the Court sanctions a scheme of arrangement for the reconstruction of the Company or its amalgamation with any other Company pursuant to section 425 of the Companies Act 1985; or

(e)	a resolution is duly passed for the voluntary winding-up of the Company;

and provided that such corporate transaction or event meets the requirements for a permissible “change of control” payment event under Section 1.409A-3(i)(5)(v), (vi) or (vii) (or in the case of a voluntary winding-up, such event is a permissible payment acceleration event for purposes of Section 409A), the Shares subject to the Deferred Share Award will be released to the Participant as soon as practical after the effective date of such transaction or event.

Tax
Shares underlying the Deferred Share Award may be sold by the Group to meet any income tax or other statutory withholding obligations and the remainder will be released to the Participant.

General restrictions on release
No Shares will be released to a Participant during a Close Period or at any time when the release is prohibited in a jurisdiction applicable to the Participant and, accordingly, the release of the Shares will be delayed until the earliest practical day following the end of the Close Period or the lifting of the applicable prohibition, as applicable.

Section 409A
The Rules of this Annual Incentive Plan are intended to be compliant with Section 409A of the US Internal Revenue Code and any provision that fails to comply with Section 409A shall be void.

Appendix

Definitions

Annual Incentive Plan	means an incentive plan under which an award is to a Participant conditional upon performance over a Performance Period normally of one year;

Cause
means termination of employment due to gross misconduct; gross negligence; insubordination; conviction of a criminal offence (other than a road traffic offence not subject to a custodial sentence); continued substantial non-performance of duties; breach of any non-competition or non-solicitation provision in any agreement to which the Participant is a party; or any other ground which would entitle the Company to terminate employment summarily and without notice under the terms of the employment contract or under the law of the jurisdiction applicable to the Participant’s employment at the time of such termination;

Close Period	means any period during which the Participant would not be given clearance to deal in Shares under the Company's rules on share dealing;

Company	means Prudential plc;

Control	has the meaning given to that word by section 840 of the Taxes Act;

Deferred Share Award/ Deferred Shares	means an unfunded and unsecured right to receive Shares under this Plan;

Employment Termination Date	means the date as of which the Participant is no longer an employee of the Group.

Group	means the Company and its Subsidiaries;

Participant	means an employee of the Group who is awarded a Deferred Share Award;

Performance Period	means the period over which performance is measured for the purposes of an award under the Annual Incentive Plan;

Plan Committee
means for the purposes of any Deferred Share Award to an Executive Director of the  Company, the Remuneration Committee of the board of the Company and in any other case, any committee or person appointed for the purpose of administering the Plan by the Remuneration Committee;

Release Date	means normally the first business day that is three years after the end of the Performance Period specified in a letter to the Participant detailing the conditions of their Annual incentive Plan.